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(DECHERT LLP LOGO)                                  DAVID S. ROSENTHAL
                                                    Direct Tel:  212-698-3616
                                                    david.rosenthal@dechert.com



September 12, 2005


VIA EDGAR AND FEDEX

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Mail Stop 03-09
Washington, D.C. 20549-0308
Attention:  Albert C. Lee

Re:   Inhibitex, Inc.
      Form S-3, File No. 333-128070
      Filed September 2, 2005

Dear Mr. Lee:

    In connection with the above-referenced filing, we are electronically transmitting, and are providing to you under separate cover, three courtesy copies of Amendment No. 1 to the Registration Statement on Form S-3 (the "Amended Registration Statement"), filed by Inhibitex, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") today. We have also enclosed, along with the courtesy copies, three copies of a blacklined document that shows the changes made from the Registration Statement on Form S-3, filed with the Commission on September 2, 2005, as reflected in the Amended Registration Statement.

    The Amendment is being filed in response to the letter from the staff of the Commission (the "Staff"), dated September 9, 2003. For your convenience, we have repeated the Staff's comment below in bold face type before our response.

1. WE NOTE THAT THE FILING DOES NOT INCLUDE THE SIGNATURE OF YOUR PRINCIPAL ACCOUNTING OFFICER AND PRINCIPAL FINANCIAL OFFICER. PLEASE INCLUDE THESE SIGNATURES IN YOUR AMENDED FORM S-3. IF RUSSELL PLUMB SERVES IN THESE CAPACITIES, HIS SIGNATURE SHOULD BE CAPTIONED AS SUCH IN YOU AMENDED FILING. SEE INSTRUCTIONS 1 AND 2 TO THE SIGNATURES SECTION OF FORM S-3.

    In response to the staff's comment, the caption "principal financial officer and principal accounting officer" has been added to Mr. Plumb's signature on page II-4 of the Amended Registration Statement.




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Securities and Exchange Commission
September 12, 2005
Page 2

    Should the staff have any additional comments or questions, please direct such questions to me at (212) 698-3616.


Very truly yours,



David S. Rosenthal



DSR/sk

Enclosures

cc:  William D. Johnston, Ph.D.
     Russell H. Plumb


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